Exhibit 99.1

FIRST ALLIANCE MORTGAGE LOAN TRUST 1999-4
OFFICER'S CERTIFICATE OF COMPLIANCE

Pursuant to the terms of the Sale and Servicing Agreement dated as of December 1, 1999 among First Alliance Mortgage Company, as Seller and Servicer, and the Chase Manhattan Bank, as Oversight Agent and Trustee, I have reviewed the activities of the Servicer during the year ended December 31, 1999. I have also reviewed its performance under the Sale and Servicing Agreement and to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period.


By:  /S/ Anne Lane
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Name:   Anne Lane
Title:  Vice President and Director of Loan Administration